

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 26 April 2005

Dear Madam,

Subject: ~~Interbrew S.A~~ InBev. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

dlw 5/18

Enclosure: press release

InBev

Press release

Brussels, April 26, 2005

Dividend 2004: 0.39 euro per share

InBev is pleased to announce that the General Shareholders Meeting of April 26, 2005 has approved the annual accounts 2004, as well as the gross dividend of 0.39 euro proposed by the Board of Directors. The dividend is payable as of 27 April 2005 at the counters of the following banks: Fortis Bank, ING Belgium, Dexia Bank, KBC Bank, Petercam, Bank Degroof, ABN AMRO Bank, ING Nederland and Banque Générale du Luxembourg.

The General Shareholders meeting has granted discharge to the directors and to the statutory auditor for the performance of their respective duties during the accounting year ending 31 December 2004.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 26 April 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

InBev

Press release

Brussels, April 26, 2005

First Quarter 2005 – Volume update

InBev realized a total volume of 47.3 million hectoliters in the first quarter of 2005, leading to organic volume growth of 4.4% for beer and 2.9% for soft-drinks, totaling 4.1% growth against the same period of last year.

ZONE	Beer Volume	
	Volume (million hectoliters)	Organic Growth (vs. 1Q2004)
North America	2.7	-4.2%
Central & South America	18.2	+12.0%
Western Europe	7.9	-6.9%
Central & Eastern Europe	6.5	+4.4%
Asia Pacific	3.9	-2.4%
Global Export	0.4	+6.7%
TOTAL	**39.6**	**+4.4%**

Overall beer market share grew or was maintained in more than half of InBev's largest markets.

In North America, the US market slowdown led to a 13.5% volume decline partially offset by the Canadian volume growth of 0.9%. The quarter ended on a positive note with March volume growth of 3.9% for the Zone.

In Central and South America, beer volumes were up across the board, except in Guatemala. In Brazil, beer market share improved 3.0 percentage points over the first quarter of 2004, reaching 68.0% on the back of 12.9% volume growth. The Hispanic Latin American (HILA) countries also delivered strong organic volume growth of 9.5%.

Trading in Western Europe was challenging, with volumes declining by 6.9% - Benefralux lower by 5.6%; Germany/Italy/Spain/Austria/Switzerland decreased by 4.5% and UK/Ireland declined by 8.1%.

Overall beer volume growth in Central and Eastern Europe was 4.4%, as a result of strong growth in Russia/Ukraine (+10.6%) combined with weak volume developments in the Balkans (-6.9%) and Hungary/Croatia/Czech Republic (-5.0%).



In Asia Pacific, volumes declined 17.3% in China although market share was maintained in the provinces in which we trade; these lower volumes were partially offset by 2.9% volume growth in South Korea. Within Asia Pacific, overall volume was up in March 2005 0.6% versus March 2004.

InBev is pleased by the development, worldwide, of its three global flagship brands. While Stella Artois® volume declined by 4.6% (primarily due to the weak UK market), Beck's® grew by 4.3%, and Brahma® grew by more than 17%, primarily due to market share recovery in Brazil. The global launch of Brahma® in March 2005 will further strengthen our premium brand volumes going forward. This important event, coming only 7 months after the combination of AmBev and Interbrew, aspires to bring the authenticity of Brazil to consumers in more than 15 countries worldwide during 2005.

Commenting on First Quarter performance John Brock, CEO said:

"We are enthusiastic about the opportunities of capturing the volume and cost synergies from the AmBev – Interbrew combination and the huge potential of cross-sharing of best practices across our operations. Despite challenging trading conditions in some markets, operational performance in the first quarter was in line with our plan to deliver solid EBITDA performance for the year of 2005."

Contact information

Marianne Amssoms,
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com